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                                                              Exhibit (a)(12)



NEWS RELEASE


FOR IMMEDIATE RELEASE

                                                Contact: James M. Walker
                                                Sr. Vice President and CFO
                                                Diamond Multimedia Systems, Inc.
                                                (408) 325-7333
                                                Ellen A. Gulczynski
                                                MacKenzie Partners, Inc.
                                                (212) 929-5500


       DIAMOND MULTIMEDIA SYSTEMS' OFFER FOR MICRONICS COMPUTERS EXPIRES

     San Jose, California - June 29, 1998 - Diamond Multimedia Systems, Inc. ("Diamond Multimedia")(NASDAQ:DIMD) announced today that it has completed its $2.45 per share cash tender offer to acquire all of the outstanding shares of Micronics Computers, Inc. ("Micronics") (NASDAQ:MCRN). The offer expired, as scheduled, at 5:00 p.m., New York City time, on Friday, June 26, 1998. As of 5:00 p.m. New York City time on June 26, 1998, approximately 11,601,916 shares of Micronics stock had been validly tendered and not withdrawn in the offer (including approximately 21,406 shares tendered pursuant to guaranteed delivery procedures), representing approximately 89.9% of the outstanding shares of Micronics. Diamond Multimedia has accepted for payment all the shares tendered at the tender offer price of $2.45 per share. Payment for the tendered shares will be made by BankBoston, N.A., the depositary for the offer.

     Following completion of the offer, there remain approximately 1,300,649 Micronics shares outstanding. Diamond Multimedia and Micronics intend to proceed promptly to complete a merger transaction pursuant to which Diamond Multimedia will acquire these remaining shares of Micronics for $2.45 per share.

     Diamond Multimedia is driving the interactive multimedia market by providing advanced solutions for home, business and professional desktop computer users, enabling them to create, access and experience compelling new media content from their desktops and through the Internet. Diamond accelerates multimedia from the Internet to the hard drive with products that include the Stealth and Viper(R) series of media accelerators, the Monster series of entertainment 3D and sound accelerators, the Fire series of professional 3D and SCSI accelerators, and the Supra(R) series of modems. Diamond also markets DVD and video phone kits. Diamond's common stock is traded on the Nasdaq Stock Market under the symbol DIMD, and its web site is www.diamondmm.com.

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